UNITED STATES
                SECURITIES AND EXCHANGE COMMISSION
                       WASHINGTON, D.C. 20549

                             FORM 12b-25

                   NOTIFICATION OF LATE FILING

                                                    SEC FILE NUMBER:
                                                       0-15696

                        (Check One):

( ) Form 10-K  ( ) Form 20-F   ( ) Form 11-K    (X) Form 10-Q  ( ) Form N-SAR

                 For Period Ended: September 30, 2000
                 [ ] Transition Report on Form 10-K
                 [ ] Transition Report on Form 20-F
                 [ ] Transition Report on Form 11-K
                 [ ] Transition Report on Form 10-Q
                 [ ] Transition Report on Form N-SAR
                 For the Transition Period Ended:


   Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

   If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: N/A

PART I - Registrant Information

                             OmniComm Systems, Inc.
                             Full Name of Registrant

                                3250 Mary Street
                                   Suite 402
                                Miami, FL 33133
                      Address of Principal Executive Office

                                3250 Mary Street
                                   Suite 402
                                Miami, FL 33133

PART II- Rules 12b-25 (b) and (c)

[If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)]

The Registrant hereby represents that:

     (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

     (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date;
or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date;
and

    (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - Narrative

The Registrant changed its Chief Executive Officer during the quarter ended September 30, 2000. This change has caused the quarterly reporting process to take longer than customary.

PART IV - Other Information

(1) Name and telephone number of person to contact in regard to this notification:

Ronald T. Linares                   305               448-4700
   (Name)                        (Area Code)      (Telephone Number)


(2) Have all other periodic reports required under section 13 or 15(d) of the Securities Exchange Act of 1934 or section 30 of the Investment Company
Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

                                                       [X] Yes [ ] No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                                      [X] Yes [ ] No

The Registrant has changed its primary business focus from the business of computer systems integration to providing Internet based database applications that integrate significant components of the clinical trial process. As part of that transition the Registrant has incurred losses associated with the development and marketing of its Internet based products Trialmaster and WebIPA. The Registrant anticipates losses for the quarter ended September 30, 2000 to approximate $1,400,000 compared to losses of $601,608 for the quarter ended September 30, 1999.

                                Ronald T. Linares

has caused this notification to be signed on its behalf of the undersigned thereunto duly authorized.

Date:                          By: /s/ Ronald T. Linares
November 9, 2000                   ---------------------
                                   Ronald T. Linares
                                   Chief Financial Officer